

November 19, 2013

Via E-mail
Mr. John V. Britti
Chief Financial Officer
Ocwen Financial Corporation
2002 Summit Boulevard. 6th Floor
Atlanta, Georgia 30319

      Re: Ocwen Financial Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              Form 10-Q for the Period Ended September 30, 2013
              Filed November 4, 2013
              Response dated October 10, 2013
              File No. 001-13219

Dear Mr. Britti:

     We have reviewed your response letter dated October 10, 2013 and have the following comments.

Form 10-Q filed for the Period Ended September 30, 2013

Notes to Unaudited Consolidated Financial Statements

Note 2 Securitizations and Variable Interest Entities, page 13

Transfer of Forward Loans

1. Please address the reasons for recording interest income on loans held for sale within Other income (expense).

Note 8 Advances, page 26

2. Given the ongoing sales to HLSS which will continue to impact match funded advances, please revise, in future filings, to provide a rollforward of activity which includes the beginning balance, advances made, sales, repayments, ending balances and any other pertinent information. Please provide us with this information for the periods presented in the September 30, 2013 Form 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results and Financial Condition – Servicing

3. We note your response to prior comment six in our letter dated September 26, 2013. Please address how the amounts remitted to HLSS are allocated between both the financing liability and interest expense.

       Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief